Exhibit 99.1

IM Cannabis Corp. Enters into Letter of Intent to Sell its European Activities, Expects to Significantly
Reduce Debt by CAD$10.5 million

Transaction Expected to Streamline Operations, Retain Israeli Business, Improve Working Capital through debt reduction and Cash Flow While Enabling the Pursuit of New Investment Opportunities as Previously Announced

TORONTO and GLIL YAM, Israel, June 18, 2026 /PRNewswire/ - IM Cannabis Corp. (“IMC” or the “Company”) (Nasdaq: IMCC), a medical cannabis company with operations in Israel and Germany, is pleased to announce that it has entered into a non-binding letter of intent (the “Letter of Intent”) with Slil.com Holding Ltd., a privately-held Israeli entity beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer, a director and debtholder of IMC (“Slil”), pursuant to which the Company has agreed to sell to Slil its European-focused assets (the “Transaction”).

Pursuant to the terms and conditions of the Letter of Intent, the Company will sell its wholly owned subsidiary, I.M.C. Holdings Ltd. (“IMC Holdings”), to Slil, which, following a pre-closing reorganization, will primarily hold the Company’s European operations, including Adjupharm GmbH in Germany, as well as the Company’s interests in Xinteza API Ltd. and Shiran Societe Anonyme.

In consideration for the sale of all the issued and outstanding shares in the capital of IMC Holdings, Slil will assume an aggregate of approximately C$10,500,000 of debt held by the Company and IMC Holdings, comprised of C$7,500,000 in retained liabilities and an additional C$3,000,000 in certain short-term liabilities, significantly reducing IMC’s debt burden.

Following the completion of the Transaction, IMC will retain its core Israeli operations, primarily through its subsidiaries Focus Medical Herbs Ltd., Rosen High Way Ltd., R.A. Yarok Pharm Ltd., and Rivoly Trading and Marketing Ltd., allowing the Company to concentrate its resources on the Israeli market while pursuing potential additional investment opportunities and streamlining its corporate structure.

The Company believes that the proposed Transaction, if and when completed, may lead to a substantial debt reduction of C$10,500,000, improved working capital and balance sheet strength, enhanced cash flow, focus on operational efficiency and expected positive impact on long-term shareholder value.

In connection with the Transaction, the board of directors of the Company (the “Board”) has commissioned (x) a special committee of the Board comprised solely of independent directors (the “Special Committee”) to review and evaluate the Transaction; and (y) Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel and an arm’s length independent third-party, to prepare a report to assist with determining the fairness of the Transaction.

The Transaction remains subject to the negotiation and execution of a definitive agreement (the “Definitive Agreement”), approval by the Special Committee, regulatory clearances, if required, and satisfaction of other customary conditions. Amongst other terms and conditions, the Letter of Intent is also subject to a certain exclusivity period.

Related Party Transaction

The Transaction constitutes a “related party transaction”, as such term is defined in Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), due to the involvement of Slil a privately-held Israeli entity beneficially owned and controlled by Oren Shuster, a related party to the Company, and as such requires the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of such transaction, unless the Company is able to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101.

In completing the Transaction, the Company intends to rely on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101, on the basis of subsections 5.5(g) and 5.7(1)(e) – Financial Hardship, as the Company is (i) in a situation of serious financial difficulty; (ii) the Transaction is designed to improve the financial position of the Company; (iii) the circumstances described in Section 5.5(f) of MI 61-101 are not applicable; (iv) the Board, acting in good faith, and the Special Committee, which is comprised solely of independent directors representing more than two-thirds of the Company’s independent directors, acting in good faith, have determined that (i) and (ii) apply and that the terms of the Transaction are reasonable in the circumstances of the Company; and (v) there is no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of any class of affected securities. As a means of good governance, the Board has commissioned (x) the Special Committee to review and evaluate the Transaction; and (y) Beta Finance T.Y.S Ltd., a leading financial consulting company in Israel and an arm’s length independent third-party, to prepare a report to assist with determining the fairness of the Transaction. Further details will be included in a material change report to be filed by the Company.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international company focused on building and scaling innovative businesses and technologies across global markets. The Company currently operates a medical cannabis platform serving patients in Israel and Germany while evaluating opportunities to expand into additional technology-driven sectors.

The IMC ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms, in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Company Contact:

Michal Efraty
Investor & Public Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, Chief Executive Officer
IM Cannabis Corp.
info@imcannabis.com

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are often identified by words such as “may”, “will”, “could”, “would”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “seek”, “estimate” and similar expressions.

Forward-looking statements in this press release include, without limitation, statements regarding: the proposed sale of the Company’s European-focused assets; the proposed pre-closing reorganization of IMC Holdings; the negotiation and execution of a Definitive Agreement; the assumption of liabilities by Slil; the anticipated impact of the Transaction on the Company’s debt burden, working capital, balance sheet and cash flow; the Company’s intention to retain and focus on its Israeli operations following completion of the Transaction; the Company’s pursuit of additional investment opportunities; the review and approval of the Transaction by the Special Committee and Board; the availability of any exemptions under MI 61-101; the receipt of regulatory clearances, if required; and the timing and completion of the Transaction, if at all.

These forward-looking statements are based on a number of assumptions, including, among others: that the parties will continue negotiations in good faith and enter into a Definitive Agreement on terms acceptable to the Company; that the proposed reorganization can be completed as contemplated; that the Board and Special Committee will determine that proceeding with the Transaction is in the best interests of the Company; that any required MI 61-101 requirements and regulatory clearances can be satisfied or relied upon on the basis currently contemplated; and that the anticipated financial and operational benefits of the Transaction will be realized substantially as expected.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. These include, without limitation: the non-binding nature of the Letter of Intent; the risk that the parties do not enter into a Definitive Agreement; the risk that the proposed reorganization is not completed as contemplated or at all; the risk that the Company is unable to satisfy, or rely on exemptions from, the formal valuation and minority approval requirements of MI 61-101; the risk that required regulatory clearances are not obtained; the risk that the anticipated debt reduction, working capital improvement, balance sheet strengthening or cash flow benefits are not realized as expected; and the other risks, uncertainties and factors described under the heading “Risk Factors” in the Company’s annual report dated March 30, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.